Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 [redacted]
Foreign Exch
Metals and M
Futures 9231
Debt Markets

04012418

22 January 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

JAN 26 2004

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

dlw 1/28

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

Monday 19 January, 2004

MACQUARIE BANK

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 7.24% per annum in respect of the next distribution period which commenced on Thursday 15 January 2004 and ceases on Wednesday 14 April 2004 (inclusive). The interest payment date will be Thursday 15 April 2004 and the record date will be Monday 29 March 2004.

ASX security code	MBLHB
Reset rate for above securities	7.24% per annum which is the Applicable reference rate plus the applicable margin
Date from which change is effective	Thursday 15 January 2004 to Wednesday 14 April 2004 (inclusive)
Applicable reference rate	5.54% per annum
Applicable margin	1.7% per annum
Date of next reset rate	Thursday 15 April 2004

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX/News Release January 16, 2004

MACQUARIE BANK COMPLETES ACQUISITION OF SWEDEN'S ARLANDA EXPRESS AIRPORT RAIL LINK

Macquarie Bank today announced the completion of its acquisition of 100 per cent of the shares in A-Train AB and A-Train Invest AB (together A-Train) for a total consideration of SEK 400 million (A$71 million). A-Train is the operator of the Arlanda Express, a high speed dedicated rail link between Stockholm city centre and Arlanda Airport.

The Arlanda Express links Stockholm's main international and domestic airport at Arlanda and Stockholm Central Station, a distance of 42kms by road. The high speed service travels at up to 200km per hour, providing a journey time of 20 minutes each way. Six trains run per hour during peak hours and Arlanda Express operates 19 hours per day. In 2002, A-Train's turnover was SEK 340 million and Arlanda Express carried 2.4 million passengers.

A-Train will be transferred from Macquarie Bank to the recently announced Macquarie European Infrastructure Fund, on completion of the Fund's initial equity raising which is expected to be within three to six months. The Macquarie European Infrastructure Fund is a new wholesale vehicle that will target investments in infrastructure and related assets located in European OECD countries.

A-Train is the second seed asset acquired for the Macquarie European Infrastructure Fund, following Macquarie's recent acquisition of leading UK utility South East Water

For further information please contact:

Erica Sibree, Macquarie Bank Investor Relations	8232 5008
Matthew Russell, Macquarie Bank Public Relations	8232 4102

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX/News Release Thursday January 15, 2004

KOREAN ROAD INFRASTRUCTURE FUND ANNOUNCES THIRD CLOSE

Macquarie Bank and Shinhan Bank, the joint managers of Korea's first private infrastructure fund, the Korean Road Infrastructure Fund (KRIF), today announced the third close of the fund, raising an additional Korean Won (KRW) 272.7 billion ($304 million) of investment commitments from institutional investors.

The latest raising follows the KRW367.5 billion ($410 million) raised to the end of April 2003 and KRIF has more than doubled in size since being launched one year ago.

KRIF now has total commitments of KRW640.2 billion ($714 million). The majority of additional investment commitments came from existing KRIF investors, with Mizuho Corporate Bank of Japan becoming the fund's first offshore investor (other than Macquarie) with an investment commitment of KRW10 billion ($11 million).

Macquarie Bank participated in this latest fund raising and increased its existing investment commitment by KRW10 billion ($11 million). Macquarie's total investment commitment in KRIF is KRW40 billion ($44.6 million) and represents 6.2 per cent of the fund's total commitments.

KRIF is a closed end 10-year fund providing Korean institutional investors with diversified exposure to local infrastructure assets.

KRIF Managing Director Nick van Gelder said KRIF has received substantial support and a vote of confidence from Korean investors and is now in a strong position to further invest in infrastructure assets across Korea.

"As Korea's first specialised road fund established by the private sector, KRIF has made significant progress its first year of operation – establishing toll road investment as an infrastructure class, doubling investment commitments from investors for a total of KRW640.2 billion ($714 million) and committing over a third of its available investment capital into four projects that have an enterprise value of more than KRW4.5 trillion ($5.0 billion)."

"KRIF's high yielding profile has proven to be an ideal investment opportunity for Korea's institutional investors and we look forward to continuing to build on our presence and commitment to the Korean market."

"KRIF has also secured exclusive or preferred position to invest in further toll road assets located in Seoul and other major cities in Korea, all with concession rights of 25 years or more. We expect 2004 to be an active year for the fund." Mr van Gelder said.

KRIF has to date fully settled on two investments:

- The 28-year concession rights to a 5.6km toll road, the Kwangju Second Beltway (Section 1), in Korea's fifth largest city, Kwangju, for a purchase price of KRW177.8 billion ($198 million);
- The KRW32 billion ($36 million) acquisition of five year converting bonds issued by the Daegu-Busan Expressway Co, the developer of an 82-km toll expressway that will link Daegu to Busan (Korea's third and second largest cities respectively).

KRIF continues to actively investigate toll road investments, with several under documentation, and expects to be in a position to announce further investments in the near future.

KRIF was Macquarie's first infrastructure fund developed using funds sourced specifically from institutions in a foreign market, in this case primarily large Korean insurance companies and pension funds.

The fund is managed by Macquarie Shinhan Infrastructure Management Co. Ltd (MSIM), a Korean asset management company jointly owned by Macquarie Bank and Shinhan Financial Bank and staffed by executives with expertise in infrastructure asset management.

Macquarie has substantial infrastructure funds under management, with over $16 billion in infrastructure funds under management worldwide. Infrastructure investments managed by Macquarie include assets in the transportation, water, telecommunications and energy sectors.

For further information, please contact:

Matthew Russell, Macquarie Bank Limited Public Relations,	+61(0)2 8232 4102
	+61 (0)410 699 532
Erica Sibree, Macquarie Bank Limited Investor Relations	+61(0)2 8232 5008

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3600 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

19 January 2004

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 16 January 2004, was 0.0341%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,192
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust*, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	36,192 @ $33.87
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Macquarie Bank Employee Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 January 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
215,226,052	Fully paid ordinary shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,607,267	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✔ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 January 2004
(Company secretary)

Print name: Dennis Leong

= = = = =

+ See chapter 19 for defined terms.